EXHIBIT 99.1

At the Annual General Meeting of Shareholders (the “Meeting”) of Eltek Ltd. (the “Company”) held at the Company’s offices at 4 Drezner Street, Sgoola Industrial Zone, Petach Tikva, Israel, on Wednesday, November 9, 2011, and as adjourned to November 14, 2011, the following resolutions were adopted:

1.	To elect the following as a Class III director of the Company to hold office until the 2014 Annual General Meeting of Shareholders: Mr. Erez Meltzer.

Number of shares voted for the election of Mr. Meltzer:  1,911,836 (93.55% of the shares represented at the Meeting).

2.	To elect the following as a Class III director of the Company to hold office until the 2014 Annual General Meeting of Shareholders: Mr. Yaron Malka.

Number of shares voted for the election of Mr. Malka:  1,911,836 (93.55% of the shares represented at the Meeting).

3.	To elect the following as a Class III director of the Company to hold office until the 2014 Annual General Meeting of Shareholders: Mr. Amit Mantsur.

Number of shares voted for the election of Mr. Amit Mantsur:  1,911,836 (93.55% of the shares represented at the Meeting).

4.	To elect the following to serve as an outside director for a second three-year term: Mr. Eytan Barak.

Number of shares voted for the election of Mr. Eytan Barak:  2,029,692 (99.33% of the shares represented at the Meeting, which include a majority of the shares of non-controlling shareholders (and shareholders who do not have a personal interest in the matter as a result of their relationship with the controlling shareholders) who voted on the matter (total: 470,950, 97.17% of the shares represented at the Meeting)).

5.	To approve the Company’s engagement with Gadot Chemical Tankers and Terminals Ltd., a supplier of raw materials, that is controlled by our controlling shareholder.

Number of shares voted in favor of the resolution:  1,889,231 (92.57% of the shares represented at the Meeting, which includes a majority of the votes of disinterested shareholders voting on the matter in person or by proxy (total: 330,489 shares, 68.54% of the shares represented at the Meeting)).

6.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member firm of KPMG International, as the Company’s independent registered public accountants for the fiscal year ending December 31, 2011.

Number of shares voted in favor of the resolution:  2,036,572 (99.66% of the shares represented at the Meeting).